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VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Russell Mancuso, Branch Chief

Re:	Pericom Semiconductor Corporation
Amendment No. 1 to Preliminary Proxy on Schedule 14A
Filed October 13, 2015
File No. 000-27026

Dear Mr. Mancuso:

On behalf of Pericom Semiconductor Corporation (“Pericom”), we submit this letter in response to the comments contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated October 22, 2015, with respect to Pericom’s preliminary proxy statement on Schedule 14A, originally filed with the SEC on September 17, 2015 (the “Proxy Statement”).

Pericom has further revised the Proxy Statement in response to the Comment Letter and are concurrently filing via EDGAR Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff in italicized text and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Proxy Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Proxy Statement.

October 26, 2015

Staff Comments

Opinion of Cowen and Company, LLC, page 44

1.	Please reconcile your disclosure on page 45 in response to prior comment 1 with the statements in Annex C, or provide the disclosure as requested in the last sentence of prior comment 1.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 47.

* * * * *

We have been authorized to confirm, on behalf of Pericom, Pericom’s acknowledgment that:

•	Pericom is responsible for the adequacy and accuracy of the disclosure in the filing;

•	it is the Staff’s view that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	it is the Staff’s view that Pericom may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or require any further information regarding the response contained in this letter, please feel free to contact me at (650) 463-3060 or tad.freese@lw.com.

Very truly yours,

/s/ Tad Freese
Tad Freese of LATHAM & WATKINS LLP

cc:	Alex Hui, Pericom Semiconductor Corporation